Exhibit 12.1

Discovery Laboratories, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Fiscal year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2008
Net loss	$(24,280)	$(46,203)	$(58,904)	$(46,333)	$(40,005)	$(9,714)
Add: fixed charges	320	913	1,031	1,570	2,194	486
Less: capitalized interest	-	-	-	-	35	-
Adjusted earnings	(23,960)	(45,290)	(57,873)	(15,709)	(37,846)	(9,228)
Interest expenses and capitalized	297	882	954	1,498	2,122	468
Estimated interest component of rent	23	31	77	72	72	18
Total fixed charges	320	913	1,031	1,570	2,194	486
Ratio (1)	—	—	—	—	—	—

(1)
Adjusted earnings, as shown above, were insufficient to cover fixed charges in each period. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.